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                           November 17, 2022

       Boaz Shetzer
       Chief Executive Officer
       ParaZero Technologies Ltd.
       30 Dov Hoz
       Kiryat Ono, 5555626, Israel

                                                        Re: ParaZero
Technologies Ltd.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed November 4,
2022
                                                            File No. 333-265178

       Dear Boaz Shetzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-1 filed November 4, 2022

       General

   1. We note your disclosure that it is a condition to the closing of the offering that your ordinary shares and
warrants qualify for listing on a national securities exchange.
                                                        Disclose whether your
offering is contingent upon final approval of your NASDAQ listing on your cover page.
Please ensure the disclosure is consistent with your underwriting agreement.
 Boaz Shetzer
FirstName LastNameBoaz
ParaZero Technologies Ltd.Shetzer
Comapany 17,
November  NameParaZero
              2022       Technologies Ltd.
November
Page 2    17, 2022 Page 2
FirstName LastName
2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Exhibits

3. We note that Exhibit 5.1 refers to the resale of up to 504,979 ordinary shares issuable under certain SAFEs. The registration statement appears to relate to the resale of up to
         475,272 ordinary shares to be issued to the selling shareholders upon the conversion of certain SAFEs. Please advise or revise.
       You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      David Huberman